SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13G

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. )*


                             ProMedCo Management Company


                                  (Name of Issuer)


                      Common Stock, Par Value $0.01 Per Share


                           (Title of Class of Securities)


                                    74342L 10 5


                                   (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74342L 10 5                 13G                     Page 2 of 10


         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           Richard E. Ragsdale

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a)  [  ]
                                                     (b)  [  ]

         3.       SEC USE ONLY


         4.       CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States

   NUMBER OF                        5.      SOLE VOTING POWER
     SHARES                                                   2,096,840(1)
  BENEFICIALLY
    OWNED BY                        6.      SHARED VOTING POWER
      EACH                                                             0
   REPORTING
     PERSON                                 7.       SOLE DISPOSITIVE POWER
      WITH                                                    2,096,840(1)

                                    8.      SHARED DISPOSITIVE POWER
                                                                       0

         9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                           2,096,840(1)

         10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                  EXCLUDES CERTAIN SHARES*
                           N/A

         11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                           18.15%

         12.      TYPE OF REPORTING PERSON*
                           IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

(1) This amount includes 866,540 shares issuable upon the exercise of warrants that are exercisable within 60 days of the date of this Schedule 13G.

CUSIP No. 74342L 10 5                   13G                 Page 3 of 10


         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           H. Wayne Posey

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a)  [  ]
                                                     (b)  [  ]

         3.       SEC USE ONLY


         4.       CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States

   NUMBER OF                        5.      SOLE VOTING POWER
     SHARES                                     1,490,665(2)
  BENEFICIALLY
    OWNED BY                        6.      SHARED VOTING POWER
      EACH                                                             0
   REPORTING
     PERSON                                 7.       SOLE DISPOSITIVE POWER
      WITH                                      1,490,665(2)

                                    8.      SHARED DISPOSITIVE POWER
                                                                        0

         9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                           1,490,665(2)

         10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                  EXCLUDES CERTAIN SHARES*
                           N/A

         11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                           12.93%

         12.      TYPE OF REPORTING PERSON*
                           IN

*SEE INSTRUCTIONS BEFORE FILLING OUT
(2) This amount includes 840,665 shares issuable upon the exercise of warrants and options that are exercisable within 60 days of the date of this Schedule 13G.

CUSIP No. 74342L 10 5                 13G              Page 4 of 10


         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           E. Thomas Chaney

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a)  [  ]
                                                     (b)  [  ]

         3.       SEC USE ONLY


         4.       CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States

   NUMBER OF                        5.      SOLE VOTING POWER
     SHARES                                        1,114,780(3)
  BENEFICIALLY
    OWNED BY                        6.      SHARED VOTING POWER
      EACH                                             0
   REPORTING
     PERSON                                 7.       SOLE DISPOSITIVE POWER
      WITH                                         1,114,780(3)

                                    8.      SHARED DISPOSITIVE POWER
                                                                 0

         9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
                           1,114,780(3)

         10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                  EXCLUDES CERTAIN SHARES*
                           N/A

         11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                           10%

         12.      TYPE OF REPORTING PERSON*
                           IN

*SEE INSTRUCTIONS BEFORE FILLING OUT
(3) This amount includes 464,780 shares issuable upon the exercise of warrants that are exercisable within 60 days of the date of this Schedule 13G.

This Schedule 13G is filed on behalf of each of the Reporting Persons named herein pursuant to Rule 13d-1(c) and Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

Item 1.           (a)  Name of Issuer:
               ProMedCo Management Company, a Delaware Corporation

                  (b)  Address of Issuer's Principal Executive Offices:
                           801 Cherry Street
                           Suite 1450
                           Fort Worth, Texas  76102

Item 2.           (a)  Names of Persons Filing:
                           1.  Richard E. Ragsdale
                           2.  H. Wayne Posey
                           3.  E. Thomas Chaney

                  (b) Address of Principal Business Office of each of the Reporting Persons:
                           801 Cherry Street
                           Suite 1450
                           Fort Worth, Texas  76102

                  (c)  Citizenship of Each of the Reporting Persons:
                           United States

                  (d) Title of Class of Securities: Common Stock, par value $0.01 per share

                  (e)   CUSIP Number:  74342L 10 5

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a: N/A

                  (a) [ ] Broker or Dealer registered under Section 15 of the Act (b) [ ] Bank as defined in section 3(a)(6) of the Act (c)
                  [ ] Insurance Company as defined in section 3(a)(19) of the Act (d) [ ] Investment Company registered under section 8 of the Investment
                            Company Act
                  (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
                  (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section
                            240.13d-1(b)(1)(ii)(F)
                  (g)       [ ]  Parent  Holding  Company,  in  accordance  with
                            Section 240.13d-1(b)(1)(ii)(G)
                  (h)    [    ]    Group,    in    accordance    with    Section
240.13d-1(b)(1)(ii)(H)

Item 4.           Ownership.
 (a)  Amount Beneficially Owned:
          1.  Richard E. Ragsdale - 2,096,840
          2.  H. Wayne Posey - 1,490,665
          3.  E. Thomas Chaney - 1,114,780

 (b)      Percent of Class:  1. Richard E. Ragsdale - 18.15% 2.
          H. Wayne Posey - 12.93% 3. E. Thomas Chaney - 10%

 (c)  Number of shares as to which such person has:
          1.  Richard E. Ragsdale
                   (i)   sole power to vote or to direct the
              vote:  2,096,840
                   (ii)  shared power to vote or  to direct the vote:  0
                   (iii) sole power to dispose or to direct the disposition of: 2,096,840
                   (iv)  shared power to dispose or to direct the disposition of:  0

          2.  H. Wayne Posey
                   (i)   sole power to vote or to direct the vote:  1,490,665
                   (ii)  shared power to vote or  to direct the vote:  0
                   (iii) sole power to dispose or to direct the disposition of: 1,490,665
                   (iv)  shared power to dispose or to direct the disposition of:  0

          3.  E. Thomas Chaney
                   (i)   sole power to vote or to direct the vote:  1,114,780
                   (ii)  shared power to vote or  to direct the vote:  0
                   (iii) sole power to dispose or to direct the disposition of: 1,114,780
                   (iv)  shared power to dispose or to direct the disposition of:  0

Item 5.           Ownership of Five Percent or Less of a Class.
                           N/A

Item 6.           Ownership of More Than Five Percent on Behalf of Another
Person.
                           N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security
                  Being Reported on By the Parent Holding Company.
                           N/A

Item 8.           Identification and Classification of Members of the Group.
                           See Exhibit 1 for a  description  of the  identity of
each Reporting Person.

                           Each of the Reporting  Persons  disclaims  beneficial
                  ownership of all shares of Common Stock owned by any other Reporting Person and also disclaims that a "group" within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 has been or will be formed.


Item 9.           Notice of Dissolution of Group.
                           N/A

Item 10.          Certification.
                           By signing below we hereby  certify that, to the best
                  of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we hereby certify that the information set forth in this statement is true, complete and correct.


Date:             February 17, 1998


                                    /s/ RICHARD E. RAGSDALE
                                     Richard E. Ragsdale


                                    /S/ H. WAYNE POSEY
                                     H. Wayne Posey

                                    /S/ E. THOMAS CHANEY
                                    E. Thomas Chaney

                                     EXHIBIT 1

1. Richard E. Ragsdale is the Chairman of the Board of Directors of ProMedCo Management Company.

2. H. Wayne Posey is the President, Chief Executive Officer and a Director of ProMedCo Management Company.

3.  E. Thomas Chaney is a Director of ProMedCo Management Company.

                                  EXHIBIT 2

         Pursuant to Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, each of the undersigned Reporting Persons hereby agree that the Schedule 13G to which this agreement is an exhibit is filed with the Securities and Exchange Commission on behalf of each of the undersigned Reporting Persons.


Date:   February 17, 1998


                                          /S/ RICHARD E. RAGSDALE
                                          Richard E. Ragsdale


                                          /S/ H. WAYNE POSEY
                                          H. Wayne Posey


                                          /S/ E. THOMAS CHANEY
                                          E. Thomas Chaney